UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 01, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No X
Enclosure: Press release: AngloGold Ashanti’s Tropicana Starts Commissioning; First Gold
                                      Expected in Q3

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
1 August 2013

AngloGold Ashanti’s Tropicana Starts Commissioning; First Gold Expected in Q3

The Tropicana Gold Project (AngloGold Ashanti Australia Ltd 70% and manager, Independence Group NL
30%) has commenced its commissioning phase and is expected to produce first gold in the September quarter.

“Tropicana is a significant new, low-cost mine in an emerging gold province and will improve the quality of
AngloGold Ashanti’s portfolio,” Graham Ehm, AngloGold Ashanti’s Executive Vice President: Australia,
Group Planning & Technical, said. “We continue to make good progress with our partners on a project we’ve taken up the value curve, from discovery to commissioning.”

Commissioning is underway, the tailings storage facility is complete and the operating team has been mobilised on site. Initial grade control results are in line with the resource model.

Tropicana, located 330 kilometres east-northeast of Kalgoorlie in Western Australia, was originally forecast to begin production in the December 2013 quarter, but commissioning is already underway and ramp up will occur in the December quarter.

The estimated capital expenditure for the project remains unchanged at between A$820-A$845 million on a
100% basis. Average annual production and cash operating costs in the first three years have been reviewed and remain within previous guidance (100% project) of between 470,000-490,000 ounces at between A$590/oz- A$630/oz.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts
Tel:
E-mail:
Andrea Maxey
+61 8 9425 4603/ +61 400 072 199
amaxey@anglogoldashanti.com.au
Stewart Bailey
+1 212 836 4303/ +1 646 338 4337
sbailey@anglogoldashanti.com
Disclaimer
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the an ticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled “Risk factors related to AngloGold Ashanti’s suite of 2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-
looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently,

readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 01, 2013
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
          Secretary